Exhibit 99.2

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of operations of Franco-Nevada Corporation (“Franco-Nevada”, the “Company”, “we” or “our”) has been prepared based upon information available to Franco-Nevada as at August 8, 2023 and should be read in conjunction with Franco-Nevada’s unaudited condensed interim consolidated financial statements and related notes as at and for the three and six months ended June 30, 2023 and 2022 (the “financial statements”). The financial statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of condensed interim financial statements, including IAS 34, Interim Financial Reporting.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A and to consult Franco-Nevada’s financial statements for the three and six months ended June 30, 2023 and 2022 and the corresponding notes to the financial statements which are available on our website at www.franco-nevada.com, on SEDAR+ at www.sedarplus.ca and on Form 6-K furnished to the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov.

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.franco-nevada.com.

Table of Contents

3	Overview
3	Strategy
5	Selected financial information
6	Highlights
9	Guidance
9	Market overview
10	Revenue by asset
11	Review of quarterly financial performance
16	Review of year-to-date financial performance
20	General and administrative and share-based compensation expenses
21	Other income and expenses
22	Summary of quarterly information
23	Balance sheet review
24	Liquidity and capital resources
29	Critical accounting policies and estimates
29	Risks and uncertainties
30	Outstanding share data
30	Internal control over financial reporting and disclosure controls and procedures
31	Non-GAAP financial measures
34	Cautionary statement on forward-looking information
Abbreviations Used in this Report

The following abbreviations may be used throughout this MD&A:

Abbreviated Definitions
Periods under review		Measurement		Interest types
"Q4"	The three-month period ended December 31	"GEO"	Gold equivalent ounces	"NSR"	Net smelter return royalty
"Q3"	The three-month period ended September 30	"PGM"	Platinum group metals	"GR"	Gross royalty
"Q2"	The three-month period ended June 30	"NGL"	Natural gas liquids	"ORR"	Overriding royalty
"Q1"	The three-month period ended March 31	"oz"	Ounce	"GORR"	Gross overriding royalty
"H2"	The six-month period ended December 31	"oz Au"	Ounce of gold	"FH"	Freehold or lessor royalty
"H1"	The six-month period ended June 30	"oz Ag"	Ounce of silver	"NPI"	Net profits interest
		"oz Pt"	Ounce of platinum	"NRI"	Net royalty interest
		"oz Pd"	Ounce of palladium	"WI"	Working interest
Places and currencies		"62% Fe"	62% Fe iron ore fines, dry metric
"U.S."	United States		tonnes CFR China
"$" or "USD"	United States dollars	"LBMA"	London Bullion Market Association
"C$" or "CAD"	Canadian dollars	"bbl"	Barrel
"R$" or "BRL"	Brazilian reais	"mcf"	Thousand cubic feet
"A$" or "AUD"	Australian dollars	"WTI"	West Texas Intermediate

For definitions of the various types of agreements, please refer to our most recent Annual Information Form filed on SEDAR+ at www.sedarplus.ca or our Form 40-F filed on EDGAR at www.sec.gov.

2023 Second Quarter Management’s Discussion and Analysis	2

Overview

Franco-Nevada is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of royalties and streams by commodity, geography, operator, revenue type and stage of project.

Our Portfolio (at August 8, 2023)
	Precious Metals	Other Mining	Energy	TOTAL
Producing	47	14	55	116
Advanced	35	7	—	42
Exploration	156	87	27	270
TOTAL	238	108	82	428

Our shares are listed on the Toronto and New York stock exchanges under the symbol FNV. An investment in our shares is expected to provide investors with yield and exposure to commodity price and exploration optionality while limiting exposure to cost inflation and other operating risks.

Strategy

Our tag-line is “Franco-Nevada is the gold investment that works” and we are committed to ensuring it does work, for our shareholders, our operating partners and our communities:

●	We believe that combining lower risk gold investments with a strong balance sheet, progressively growing dividends and exposure to exploration optionality is the right mix to appeal to investors seeking to hedge market instability. Since our Initial Public Offering over 15 years ago, we have increased our dividend annually and our share price has outperformed the gold price and all relevant gold equity benchmarks.
●	We build long-term alignment with our operating partners. This alignment and the natural flexibility of our royalties and streams is an effective source of capital tool for the cyclical resource sector.
●	We work to be a positive force in all our communities, promoting responsible mining, providing a safe and diverse workplace and contributing to build community support for the operations in which we invest.

Our revenue is generated from various forms of agreements, ranging from net smelter return royalties, streams, net profits interests, net royalty interests, working interests and other types of arrangements. We do not operate mines, develop projects or conduct exploration. Franco-Nevada has a free cash flow generating business with limited future capital commitments and management is focused on managing and growing its portfolio of royalties and streams. We recognize the cyclical nature of the industry and have a long-term investment outlook. We maintain a strong balance sheet to minimize financial risk and so that we can make investments during commodity cycle downturns.

2023 Second Quarter Management’s Discussion and Analysis	3

The advantages of this business model are:

●	Exposure to commodity price optionality;
●	A perpetual discovery option over large areas of geologically prospective lands;
●	No additional capital requirements other than the initial investment;
●	Limited exposure to cost inflation;
●	A free cash-flow business with limited cash calls;
●	A high-margin business that can generate cash through the entire commodity cycle;
●	A scalable and diversified business in which a large number of assets can be managed with a small stable overhead; and
●	Management that focuses on forward-looking growth opportunities rather than operational or development issues.

Our short-term financial results are primarily tied to the price of commodities and the amount of production from our portfolio of assets. Our attributable production has typically been supplemented by acquisitions of new assets. Over the longer term, our results are impacted by the amount of exploration and development capital available to operators to expand or extend our producing assets or to progress our advanced and exploration assets into production.

The focus of our business is to create exposure to gold and precious metal resource optionality. This principally involves investments in gold mines and providing capital to copper and other base metal mines to obtain exposure to by-product gold, silver and platinum group metals production. We also invest in other metals and energy to expose our shareholders to additional resource optionality. In H1 2023, 77.8% of our revenue was earned from precious metals and 82.8% was earned from mining assets.

One of the strengths of Franco-Nevada’s business model is that our margins are not generally impacted when producer costs increase. The majority of our interests are royalty and streams with payments/deliveries that are based on production levels with no adjustments for the operator’s operating costs. In H1 2023, these interests accounted for 93.4% of our revenue. We also have a small number of WI, NPI and NRI royalties which are based on the profit of the underlying operations.

____________________________________________________

1	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSRs and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 11 and 16 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and six months ended June 30, 2023 and 2022, respectively.

2023 Second Quarter Management’s Discussion and Analysis	4

Selected Financial Information

	For the three months ended		For the six months ended
(in millions, except Average Gold Price, GEOs sold,	June 30,		June 30,
Adjusted EBITDA Margin, per GEO amounts and per share amounts)	2023	2022	2023	2022

Statistical Measures
Average Gold Price	$1,978	$1,872	$1,933	$1,873
GEOs sold(1)	168,515	191,052	313,846	369,666

Statement of Comprehensive Income
Revenue	$329.9	$352.3	$606.2	$691.1
Costs of sales	47.1	45.5	85.3	89.1
Depletion and depreciation	75.1	69.6	136.1	144.2
Operating income	200.5	231.6	372.6	443.6
Net income	184.5	196.5	341.0	378.5
Basic earnings per share	$0.96	$1.03	$1.78	$1.98
Diluted earnings per share	$0.96	$1.02	$1.77	$1.97

Dividends declared per share	$0.34	$0.32	$0.68	$0.64
Dividends declared (including DRIP)	$65.5	$61.0	$130.9	$123.2
Weighted average shares outstanding	191.9	191.5	191.9	191.4

Non-GAAP Measures
Cash Costs(2)	$47.1	$45.5	$85.3	$89.1
Cash Costs(2) per GEO sold	$280	$238	$272	$241
Adjusted EBITDA(2)	$275.6	$301.2	$505.0	$587.8
Adjusted EBITDA(2) per share	$1.44	$1.57	$2.63	$3.07
Adjusted EBITDA Margin(2)	83.5%	85.5%	83.3%	85.1%
Adjusted Net Income(2)	$182.9	$195.8	$335.1	$373.0
Adjusted Net Income(2) per share	$0.95	$1.02	$1.75	$1.95

Statement of Cash Flows
Net cash provided by operating activities	$261.9	$257.3	$471.7	$487.9
Net cash used in investing activities	$(160.6)	$(14.8)	$(263.2)	$(16.4)
Net cash used in financing activities	$(56.9)	$(48.6)	$(113.5)	$(96.2)

	As at	As at
	June 30,	December 31,
(expressed in millions)	2023	2022
Statement of Financial Position
Cash and cash equivalents	$1,295.1	$1,196.5
Total assets	6,907.2	6,626.8
Deferred income tax liabilities	165.4	153.0
Total shareholders’ equity	6,679.5	6,417.6
Available Capital(3)	2,275.8	2,177.7

1	Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price tables on pages 11 and 16 of this MD&A for indicative prices which may be used in the calculations of GEOs for the three and six months ended June 30, 2023 and 2022, respectively.
2	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.
3	Available Capital comprises our cash and cash equivalents and the amount available to borrow under our revolving credit facility.

2023 Second Quarter Management’s Discussion and Analysis	5

Highlights

Financial Update – Q2 2023 vs Q2 2022

●	168,515 GEOs sold, a decrease of 11.8%;
●	$329.9 million in revenue, a decrease of 6.4%;
●	$47.1 million, or $280 per GEO sold, in Cash Costs, compared to $45.5 million, or $238 per GEO sold;
●	$275.6 million, or $1.44 per share, of Adjusted EBITDA, a decrease of 8.5% and 8.3%, respectively;
●	83.5% in Adjusted EBITDA Margin, a decrease compared to 85.5%;
●	$184.5 million, or $0.96 per share, in net income, a decrease of 6.1% and 6.8%, respectively;
●	$182.9 million, or $0.95 per share, in Adjusted Net Income, a decrease of 6.6% and 6.9%, respectively;
●	$261.9 million in net cash provided by operating activities, an increase of 1.8%;
●	$1,295.1 million in cash and cash equivalents as at June 30, 2023 (as at December 31, 2022 – $1,196.5 million);
●	$2.3 billion in available capital as at June 30, 2023 (December 31, 2022 – $2.2 billion), comprising cash and cash equivalents and the amount available to borrow under our revolving credit facility.

Financial Update – H1 2023 vs H1 2022

●	313,846 GEOs sold, a decrease of 15.1%;
●	$606.2 million in revenue, a decrease of 12.3%;
●	$85.3 million, or $272 per GEO sold, in Cash Costs, compared to $89.1 million, or $241 per GEO sold;
●	$505.0 million, or $2.63 per share, in Adjusted EBITDA, a decrease of 14.1% and 14.3%, respectively;
●	83.3% in Adjusted EBITDA Margin, compared to 85.1%;
●	$341.0 million, or $1.78 per share, in net income, a decrease of 9.9% and 10.1%, respectively;
●	$335.1 million, or $1.75 per share, in Adjusted Net Income, a decrease of 10.2% and 10.3%, respectively;
●	$471.7 million in net cash provided by operating activities, a decrease of 3.3%.

Corporate Developments

Acquisition of Royalty on Pascua-Lama Project – Chile

Subsequent to quarter-end, we agreed to acquire, through a wholly-owned subsidiary, a sliding-scale gold royalty and fixed-rate copper royalty from private individuals over property pertaining to the Chilean portion of Barrick Gold Corp.’s Pascua-Lama project for an aggregate purchase price of $75.0 million. At gold prices exceeding $800/ounce, we will hold a 2.70% NSR (gold) and 0.54% NSR (copper) on the property.

Acquisition of Royalty on Volcan Gold Project – Chile

Subsequent to quarter-end, on July 6, 2023, we agreed to acquire, through a wholly-owned subsidiary, a 1.5% NSR on the Volcan gold project located in the Maricunga Gold Belt in the Atacama region of Chile for a purchase price of $15.0 million. The project is owned by Tiernan Gold Corporation (“Tiernan”), a company privately held by Hochschild Mining plc. The NSR covers the entire land package comprising the Volcan project, as well as a surrounding area of interest extending 1.5 kilometers. The agreement provides Franco-Nevada the option to acquire an additional 1.0% NSR based on pre-determined conditions. We already hold an existing 1.5% NSR on the peripheral Ojo de Agua area, which is owned by Tiernan and forms part of the Volcan project.

Funding of the Tocantinzinho Stream – Brazil

On June 30, 2023, our wholly-owned subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), disbursed $93.1 million in relation to its stream commitment for the Tocantinzinho project, for a total of $183.8 million disbursed as at June 30, 2023 and a remaining commitment of $66.2 million. The stream, which is in reference to production from the Tocantinzinho project, located in Pará State, Brazil, and owned by G Mining Ventures Corp. (“G Mining Ventures”), was acquired on July 18, 2022 for a purchase price of $250.0 million, payable in instalments, subject to the satisfaction of various conditions.

Additionally, through one of our wholly-owned subsidiaries, we provided G Mining Ventures with a $75.0 million secured term loan facility (the “Term Loan”). As at June 30, 2023, no funding has been provided to G Mining Ventures in connection with the Term Loan.

Acquisition of Additional Royalty Interest on Caserones – Chile

During the six months ended June 30, 2023, we acquired, through a wholly-owned subsidiary, an incremental effective NSR totaling 0.1120% on the Caserones copper-molybdenum mine, now owned by Lundin Mining Corporation, located in the Atacama region of Chile. Inclusive of our interest of 0.4582% acquired in April 2022, we now hold a 0.5702% effective NSR on Caserones. The incremental effective 0.1120% NSR was acquired in two transactions: (i) a 0.0260% effective NSR on March 8, 2023, for a purchase price of $2.1 million, and (ii) a 0.0860% NSR on June 29, 2023, for a purchase price of $7.3 million.

Acquisition Agreement for New Royalties with EMX Royalty Corporation

On June 27, 2023, we executed a binding term sheet with EMX Royalty Corporation (“EMX”) for a three-year arrangement for the joint acquisition of newly created precious metals and copper royalties sourced by EMX. Franco-Nevada will contribute 55% (up to $5.5 million) and EMX will contribute 45% (up to $4.5 million) towards the royalty acquisitions, with the resulting royalty interests equally split on a 50/50 basis.

2023 Second Quarter Management’s Discussion and Analysis	6

Acquisition of Royalties on Exploration Properties – Nevada and Arizona, U.S.

On June 15, 2023, we acquired, through a wholly-owned subsidiary, a portfolio of eight royalties on exploration properties located in the states of Nevada and Arizona, including a 0.5% NSR on Integra Resources Corp.’s Wildcat and Mountain View gold projects, for a purchase price of $2.5 million.

Acquisition of Additional Royalty on Valentine Gold Project and Private Placement with Marathon Gold Corporation – Newfoundland, Canada

On June 8, 2023, we acquired an additional 1.5% NSR on Marathon Gold Corporation’s (“Marathon”) Valentine Gold project located in Newfoundland for a purchase price of $45.0 million. Inclusive of our initial 1.5% NSR (reduced from 2.0% following Marathon’s buy-back of 0.5%, as described below), we now hold an aggregate 3.0% NSR on the project.

Subsequent to quarter-end, on July 5, 2023, we acquired 6,578,947 common shares of Marathon at a price of C$0.76 per common share for an aggregate of $3.8 million (C$5.0 million), comprising the back-end of a non-brokered charity flow-through offering.

Acquisition of Royalty on Kerr-Addison Property and Share Subscription with Gold Candle Ltd. – Ontario, Canada

On April 14, 2023, we acquired a 1% NSR on Gold Candle Ltd.’s (“Gold Candle”) Kerr-Addison project located in Virginiatown, Ontario, which hosts the formerly producing Kerr-Addison gold mine, for a purchase price of $10.0 million.

Subsequent to quarter-end, on July 26, 2023, we also completed the previously announced subscription for common shares of Gold Candle, a private company, and acquired 5,454,546 common shares of Gold Candle at a price of C$1.10 per common share for an aggregate purchase price of $4.6 million (C$6.0 million).

Acquisition of Gold Royalties – Australia

On February 22, 2023, we acquired a portfolio of five primarily gold royalties from Trident Royalties Plc (“Trident”), which includes a 1.5% NSR on Ramelius Resources’ Rebecca gold project (“Rebecca”) located in Western Australia, for total consideration of $15.6 million payable as follows: (i) $14.3 million paid on closing of the transaction, and (ii) $1.3 million in a contingent payment payable upon first gold production at Rebecca.

Receipt of Valentine Gold Royalty Buy-back – Newfoundland, Canada

On February 22, 2023, Marathon exercised its option to buy-back 0.5% of the initial 2.0% NSR by paying $7.0 million to Franco-Nevada. We acquired the initial 2.0% NSR on February 21, 2019 for $13.7 million (C$18.0 million).

Acquisition of Mineral Rights with Continental Resources, Inc. – U.S.

Through a wholly-owned subsidiary, we have a strategic relationship with Continental Resources, Inc. (“Continental”) to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation. Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $3.5 million for Q2 2023 (Q2 2022 – $1.8 million) and of $5.9 million for H1 2023 (H1 2022 – $3.6 million). As at June 30, 2023, Franco-Nevada’s cumulative investment in the Royalty Acquisition Venture totaled $446.5 million and Franco-Nevada has remaining commitments of up to $73.5 million.

Dividends

In Q2 2023, we declared a quarterly dividend of $0.34 per share, an increase compared to the dividend of $0.32 per share in Q2 2022. We paid total dividends of $65.5 million, of which $58.6 was paid in cash and $6.9 million was paid in common shares under our Dividend Reinvestment Plan (the “DRIP”). In H1 2023, we paid total dividends of $130.9 million, of which $116.4 million was paid in cash and $14.5 million was paid in common shares under our DRIP.

Canada Revenue Agency (“CRA”) Audit

As previously announced, on April 28, 2023, we reached a settlement with the CRA with respect to the Domestic Reassessments and FAPI Reassessments (as defined in the “Contingencies” section on page 27 of this MD&A). These reassessments will be vacated entirely as the CRA has accepted the manner in which the Company deducted upfront payments made in connection with precious metal stream agreements for Canadian tax purposes. The potential tax exposure related to the reassessments to be vacated was $15.1 million (C$19.9 million) and $5.8 million (C$7.7 million), respectively, plus interest and other penalties. We had also posted security in cash in connection with the reassessments to be vacated, totaling $13.9 million (C$17.7 million), which we expect to recover.

With respect to the transfer pricing reassessments in relation to our Mexican and Barbadian subsidiaries, we continue to believe that these reassessments are not supported by Canadian tax law and jurisprudence and continue to defend our tax filing positions.

Refer to the “Contingencies” section on page 27 of this MD&A for further details on the CRA Audit.

2023 Second Quarter Management’s Discussion and Analysis	7

Portfolio Updates

Additional updates related to our portfolio of assets are available in our News Release issued on August 8, 2023 available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

Refreshed Concession Agreement for Cobre Panama mine

As previously disclosed, on January 26, 2023, the Panama Maritime Port Authority (the “AMP”) issued a resolution that required the suspension of concentrate loading operations at the Cobre Panama port, Punta Rincón. As a consequence, on February 23, 2023, First Quantum Minerals Ltd.’s (“First Quantum”) subsidiary, Minera Panama, S.A. (“MPSA”), suspended ore processing operations at the Cobre Panama mine due to limited storage capacity. While ore processing and concentrate loading operations were suspended, First Quantum continued to engage in discussions with the Government of Panama (the “GOP”). On March 8, 2023, First Quantum and the GOP issued a press release announcing that an agreement had been reached on the terms and conditions for a refreshed concession contract (the “Refreshed Concession Contract”), subject to a public consultation and approval by the National Assembly of Panama. Also on March 8, 2023, the AMP issued a new resolution, which revoked the prior resolution ordering the suspension of concentrate loading operations. Mining and port operations resumed shortly after this, with mining operations ramping up to full production levels within two days and five shipments of copper sailing during the rest of March 2023.

The principal economic terms of the Refreshed Concession Contract, which provides for an initial 20-year term with a 20-year extension option and additional extensions for life of mine, are set out in First Quantum’s Management Discussion and Analysis for the three and six months ended June 30, 2023. The Refreshed Concession Contract was subject to a public consultation process that started on March 24, 2023. The GOP, with participation of First Quantum, held three open forums in surrounding communities, with the last one occurring on April 24, 2023. After having gone through the public consultation process, the Refreshed Concession Contract was signed by the GOP and First Quantum on June 26, 2023 and is expected to be presented before the National Assembly of Panama during the current legislative term that commenced on July 1, 2023.

Cobre Panama CP100 Expansion

First Quantum reported that the CP100 Expansion project was completed and commissioned in Q1 2023 and is operational. With the expansion facilities periodically demonstrating nameplate capacity in Q2 2023, First Quantum expects the ramp-up to a throughput rate of 100 million tonnes per annum (“Mtpa”) to remain on schedule for the end of 2023.

Temporary Suspension of Operations at Antapaccay

Socio-political tensions in Peru impacted operating activities at Antapaccay and constrained logistics in Q1 2023. Operations and concentrate shipments were back to normalized levels in March 2023.

2023 Second Quarter Management’s Discussion and Analysis	8

Guidance

The following contains forward-looking statements. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements below, please see the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A and the “Risk Factors” section of our most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.ca and our most recent Form 40-F filed with the SEC on www.sec.gov. The 2023 guidance is based on assumptions including the forecasted state of operations from our assets based on the public statements and other disclosures by the third-party owners and operators of the underlying properties and our assessment thereof.

While our Total GEO sales guidance remains unchanged for 2023, we expect to be towards the lower end of the range, reflecting our revised commodity price assumptions which affect the GEO conversion of revenues from our non-gold assets.

	2023 guidance	H1 2023 actual	H1 2022 actual
Total GEO sales	640,000 - 700,000	313,846	369,666
Precious Metal GEO sales	490,000 - 530,000	243,271	260,201
1	We expect our streams to contribute between 360,000 and 400,000 of our GEO sales for 2023. For the three and six months ended June 30, 2023, we sold 184,966 GEOs from our streams.
2	For our 2023 guidance, when reflecting revenue earned from gold, silver, platinum, palladium, iron ore, oil and gas commodities as GEOs, we have assumed the following prices: $1,950/oz Au, $24.00/oz Ag, $900/oz Pt, $1,300/oz Pd, $110/tonne Fe 62% CFR China, $75/bbl WTI oil and $2.50/mcf Henry Hub natural gas.
3	Total GEO sales guidance does not assume any other acquisitions and does not reflect any incremental revenue from additional contributions we may make to the Royalty Acquisition Venture with Continental as part of our remaining commitment of $73.5 million.

We estimate depletion and depreciation expense in 2023 to be between $275.0 million and $305.0 million. In H1 2023, depletion expense was $136.1 million.

For the remainder of 2023, we expect to fund the remaining stream commitment of $66.2 million in connection with the Tocantinzinho project. We also expect to fund between $10.0 million and $20.0 million of the remaining capital commitment of $73.5 million with respect to the Continental Royalty Acquisition Venture.

Market Overview

The prices of gold and other precious metals are the largest factors in determining profitability and cash flow from operations for Franco-Nevada. The price of gold can be volatile and is affected by macroeconomic and industry factors that are beyond our control. Major influences on the gold price include interest rates, fiscal and monetary stimulus, inflation expectations, currency exchange rate fluctuations including the relative strength of the U.S. dollar and supply and demand for gold.

Commodity price volatility also impacts the number of GEOs when reflecting non-gold commodities as GEOs. Silver, platinum, palladium, iron ore, other mining commodities and oil and gas are reflected as GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold.

Gold prices were elevated but volatile in the first half of 2023, impacted by central bank buying, the U.S. interest rate outlook, and the relative strength of the U.S. dollar. Gold prices ranged from $1,811/oz to $2,048/oz, averaging $1,933/oz in H1 2023, an increase of 3.2% compared to $1,873/oz in H1 2022, ending the period at $1,912/oz. Silver prices averaged $23.37/oz in H1 2023, a slight increase of 0.3% compared to $23.29/oz in H1 2022, and ending the period at $22.47/oz. Platinum and palladium prices averaged $1,011/oz and $1,508/oz, respectively, in H1 2023, compared to $993/oz and $2,207/oz, respectively, in H1 2022, an increase of 1.8% for platinum and a decrease of 31.7% for palladium, ending the period at $897/oz and $1,254/oz, respectively. With respect to iron ore, prices for 62% iron ore fines averaged $118/tonne in H1 2023 compared to $142/tonne in H1 2022, a decrease of 16.9%, ending the period at $113/tonne.

After trading at elevated prices in 2022, oil and gas prices declined in H1 2023, following slower global growth, a moderate European winter, and high levels of North American inventory. During the first half of 2023, WTI prices averaged $74.95/bbl, a 26.0% decrease from H1 2022 ending the period at $70.64/bbl. Edmonton Light prices averaged C$97.26/bbl in H1 2023, a decrease of 23.4% compared to H1 2022, ending the period at C$90.43/bbl. Henry Hub natural gas prices averaged $2.54/mcf in H1 2023 compared to $6.03/mcf in H1 2022, a decrease of 57.9%, ending the period at $2.80/mcf.

2023 Second Quarter Management’s Discussion and Analysis	9

Revenue by Asset

Our portfolio is well-diversified with GEOs and revenue being earned from numerous assets in various jurisdictions. The following table details revenue earned from our royalty, stream and working interests for the three and six months ended June 30, 2023 and 2022:

		For the three months ended		For the six months ended
(expressed in millions)	Interest and %	June 30,		June 30,
Property	(Gold unless otherwise indicated)	2023	2022	2023	2022
PRECIOUS METALS
South America
Candelaria	Stream 68% Gold & Silver	$37.3	$34.0	$65.6	$61.4
Antapaccay	Stream (indexed) Gold & Silver	38.8	19.9	57.9	48.2
Antamina	Stream 22.5% Silver	12.8	16.5	26.0	38.5
Condestable	Stream Gold & Silver, Fixed through 2025 then %	5.9	5.7	11.6	11.7
Other		1.7	1.8	3.1	3.5
Central America & Mexico
Cobre Panama	Stream (indexed) Gold & Silver	$71.7	$65.0	$126.2	$121.2
Guadalupe-Palmarejo	Stream 50%	14.2	19.5	30.4	42.5
United States
Stillwater	NSR 5% PGM	$5.8	$11.9	$12.7	$21.9
Goldstrike	NSR 2-4%, NPI 2.4-6%	3.7	6.0	5.6	11.2
Marigold	NSR 1.75-5%, GR 0.5-4%	4.6	1.5	7.4	2.7
Bald Mountain	NSR/GR 0.875-5%	2.2	2.3	4.9	1.9
Gold Quarry	NSR 7.29%	0.9	1.9	2.4	4.9
Other		1.9	2.5	3.2	4.3
Canada
Detour Lake	NSR 2%	$6.6	$7.3	$12.5	$14.3
Sudbury	Stream 50% PGM & Gold	5.2	5.7	10.5	10.1
Hemlo	NSR 3%, NPI 50%	5.2	8.6	11.3	18.0
Brucejack	NSR 1.2%	1.9	1.4	3.2	2.7
Kirkland Lake	NSR 1.5-5.5%, NPI 20%	1.7	1.6	3.3	2.9
Other		2.5	2.2	7.7	4.4
Rest of World
MWS	Stream 25%	$10.7	$9.5	$21.2	$19.8
Tasiast	NSR 2%	7.0	4.0	11.8	9.0
Subika (Ahafo)	NSR 2%	5.0	4.0	9.5	7.0
Sabodala	Stream 6%, Fixed to 105,750 oz	4.7	4.4	9.1	8.8
Duketon	NSR 2%	3.1	1.4	6.0	4.5
Other		4.1	5.2	8.3	11.2
		$259.2	$243.8	$471.4	$486.6
DIVERSIFIED
Vale	Various Royalty Rates	$7.0	$10.1	$17.8	$26.9
LIORC	GORR 0.7% Iron Ore, IOC Equity 1.5%(1)	3.1	4.5	5.4	7.0
Other mining assets		5.1	2.4	7.1	3.5
United States (Energy)
Marcellus	GORR 1%	$5.6	$15.1	$14.6	$28.4
Haynesville	Various Royalty Rates	6.8	18.1	14.6	31.5
SCOOP/STACK	Various Royalty Rates	8.0	14.5	16.7	27.7
Permian Basin	Various Royalty Rates	18.1	14.4	25.4	26.4
Other		0.1	—	0.2	0.1
Canada (Energy)
Weyburn	NRI 11.71%, ORR 0.44%, WI 2.56%	$12.1	$20.7	$23.1	$37.1
Orion	GORR 4%	3.0	4.7	5.5	8.7
Other		1.8	4.0	4.4	7.2
		$70.7	$108.5	$134.8	$204.5
Revenue		$329.9	$352.3	$606.2	$691.1

1 Interest attributable to Franco-Nevada’s 9.9% equity ownership of Labrador Iron Ore Royalty Corporation.

2023 Second Quarter Management’s Discussion and Analysis	10

Review of Quarterly Financial Performance

The prices of precious metals, iron ore, and oil and gas and production from our assets are the largest factors in determining our profitability and cash flow from operations. The following table summarizes average commodity prices and average exchange rates during the periods presented.

Quarterly average prices and rates		Q2 2023	Q2 2022	Variance
Gold(1)	($/oz)	$1,978	$1,872	5.7%
Silver(1)	($/oz)	24.18	22.64	6.8%
Platinum(1)	($/oz)	1,028	957	7.4%
Palladium(1)	($/oz)	1,449	2,092	(30.7)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	112	143	(21.7)%

Edmonton Light	(C$/bbl)	94.61	136.35	(30.6)%
West Texas Intermediate	($/bbl)	73.78	108.41	(31.9)%
Henry Hub	($/mcf)	2.32	7.49	(69.0)%

CAD/USD exchange rate(2)		0.7446	0.7835	(5.0)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the three months ended June 30, 2023 and 2022 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the three months ended June 30,	2023	2022	Variance	2023	2022	Variance
Commodity
Gold	108,817	102,714	6,103	$213.9	$190.7	$23.2
Silver	18,139	19,456	(1,317)	35.4	35.8	(0.4)
PGM	5,077	9,404	(4,327)	9.9	17.3	(7.4)
Precious Metals	132,033	131,574	459	$259.2	$243.8	$15.4
Iron ore	5,108	7,769	(2,661)	$10.1	$14.6	$(4.5)
Other mining assets	2,691	1,322	1,369	5.1	2.4	2.7
Oil	19,751	25,342	(5,591)	36.9	46.2	(9.3)
Gas	6,583	20,939	(14,356)	14.2	37.9	(23.7)
NGL	2,349	4,106	(1,757)	4.4	7.4	(3.0)
Diversified	36,482	59,478	(22,996)	$70.7	$108.5	$(37.8)
	168,515	191,052	(22,537)	$329.9	$352.3	$(22.4)
Geography
South America	53,919	48,151	5,768	$106.0	$89.2	$16.8
Central America & Mexico	44,141	45,672	(1,531)	86.3	84.5	1.8
United States	29,967	48,472	(18,505)	57.8	88.5	(30.7)
Canada	21,886	33,013	(11,127)	43.1	60.7	(17.6)
Rest of World	18,602	15,744	2,858	36.7	29.4	7.3
	168,515	191,052	(22,537)	$329.9	$352.3	$(22.4)
Type
Revenue-based royalties	51,291	71,259	(19,968)	$99.8	$130.9	$(31.1)
Streams	102,785	98,163	4,622	201.4	181.3	20.1
Profit-based royalties	7,737	14,913	(7,176)	15.3	27.6	(12.3)
Other	6,702	6,717	(15)	13.4	12.5	0.9
	168,515	191,052	(22,537)	$329.9	$352.3	$(22.4)
1	Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2023 Second Quarter Management’s Discussion and Analysis	11

We earned $329.9 million in revenue in Q2 2023, down 6.4% from Q2 2022. While we sold more GEOs and benefited from generally higher prices from our Precious Metal assets, these impacts were more than offset by the decrease in oil, gas and iron ore prices when compared to the relative highs of the prior year period. In Q2 2023, we earned 78.6% of our revenue from Precious Metals, up from 69.2% in Q2 2022. Geographically, 88.9% of our revenue was derived from the Americas in Q2 2023, compared to 91.6% in Q2 2022.

We sold 168,515 GEOs in Q2 2023 compared to 191,052 GEOs in Q2 2022. A comparison of our sources of GEOs in Q2 2023 to Q2 2022 is shown below:

2023 Second Quarter Management’s Discussion and Analysis	12

Precious Metals

Our Precious Metal assets contributed 132,033 GEOs in Q2 2023, compared to 131,574 GEOs in Q2 2022. The increase is primarily due to the following:

●	Antapaccay – Following the temporary suspension of operations and constrained logistics experienced in Q1 2023 as a result of socio-political tensions in Peru, operations returned to normalized levels in March, resulting in significantly higher deliveries to Franco-Nevada with 19,683 GEOs sold in Q2 2023, compared to 10,712 GEOs in Q2 2022. In addition, production at Antapaccay during the period benefited from higher copper grades and recoveries based on the mine sequencing.
●	Cobre Panama – Operations at Cobre Panama ramped up back to full production, following an interruption of 15 days due to export restrictions in Q1 2023. Together with the benefit of additional processing facilities related to the CP100 Expansion project, we received strong deliveries from Cobre Panama with 36,650 GEOs sold in Q2 2023, compared to 35,144 in Q2 2022.
●	Marigold – We earned 2,312 GEOs from Marigold in Q2 2023 compared to 825 GEOs in Q2 2022. Production at Marigold was higher in Q2 2023 compared to Q2 2022 as a result of mine sequencing. In addition, our GEOs earned were higher than in the prior year period primarily due to mining occurring on higher royalty ground.
●	Tasiast – We earned 3,567 GEOs from Tasiast in Q2 2023 compared to 2,127 GEOs in Q2 2023, as production at Tasiast benefited from higher grades, improving recoveries, and increased throughput. Kinross Gold Corporation reported that construction and initial commissioning at the Tasiast 24k project are complete. The operation is expected to ramp up for the remainder of the year to consistently achieve 24,000 tonnes per day.

The above increases were partly offset by the following:

●	Guadalupe-Palmarejo – We sold 7,323 GEOs from our Guadalupe-Palmarejo stream in Q2 2023, compared to 10,528 GEOs in Q2 2022, due to lower production at the mine and a lower proportion of production being sourced from ground covered by our stream.
●	Stillwater – We earned 2,975 GEOs from Stillwater in Q2 2023, compared to 6,331 GEOs in Q2 2022. Production at the mine was impacted by an incident that damaged shaft infrastructure in March 2023, which was remediated in April 2023. The decrease in GEOs also reflects a less favourable PGM to GEO conversion ratio, as PGM prices have decreased while gold prices increased relative to Q2 2022.
●	Antamina – We sold 6,700 GEOs in Q2 2023 from our Antamina stream, compared to 9,024 GEOs in Q2 2022. Deliveries of silver ounces in Q2 2023 were lower than expected, as operations at Antamina were constrained due to logistics issues caused by Cyclone Yaku, a tropical cyclone that affected Peru’s northern region in March 2023. The effect of the cyclone carried into April 2023 production and as a result, we anticipate our deliveries of silver ounces in Q3 2023 to be lower than initially expected.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $70.7 million in revenue, down from $108.5 million in Q2 2022, as a result of lower oil, gas and iron ore prices compared to the relative highs of the prior year period. Our Iron Ore assets generated $10.1 million in Q2 2023, compared to $14.6 million in Q2 2022. Our Energy interests contributed $55.5 million in revenue in Q2 2023, compared to $91.5 million in Q2 2022. Revenue from our Energy assets in Q2 2023 included catch-up royalty payments of approximately $7.0 million related to new wells primarily at our Permian interests, which are not expected to reoccur. When converted to GEOs, Diversified assets contributed 36,482 GEOs, down from 59,478 GEOs in Q2 2022. GEOs from our Iron Ore and Energy assets reflect less favorable GEO conversion ratios due to relative changes in commodity prices compared to the prior year period.

Other Mining

●	Vale Royalty – We recorded $7.0 million in revenue from our Vale Royalty in Q2 2023 compared to $10.1 million in Q2 2022, primarily due to lower estimated iron ore prices, as well as lagging sales to production, which are expected to normalize in H2 2023.
●	LIORC – Labrador Iron Ore Royalty Corporation (“LIORC”) contributed $3.1 million in revenue in Q2 2023, compared to $4.5 million Q2 2022. LIORC declared a cash dividend of C$0.65 per common share in the current period, compared to $0.90 in Q2 2022. Production at Iron Ore Company of Canada was impacted by a 3.5-week shutdown due to wildfires in Northern Quebec.

2023 Second Quarter Management’s Discussion and Analysis	13

Energy

●	Marcellus – Revenue from the Marcellus asset was $5.6 million in Q2 2023 compared to $15.1 million in Q2 2022. Revenues were impacted by lower NGL and natural gas prices and a slight decrease in production.
●	Haynesville – Revenue from the Haynesville asset was $6.8 million in Q2 2023, compared to $18.1 million in Q2 2022, reflecting the impact of lower natural gas prices.
●	SCOOP/STACK – Royalties from the SCOOP/STACK asset generated $8.0 million in Q2 2023 compared to $14.5 million in Q2 2022, reflecting lower realized prices.
●	Permian – Royalties from the Permian Basin asset contributed $18.1 million in Q2 2023 compared to $14.4 million in Q2 2022. During the quarter, we received approximately $7.0 million in catch-up royalty payments related to new wells, which more than offset a decrease in realized prices.
●	Weyburn – Revenue from the Weyburn unit was $12.1 million in Q2 2023 compared to $20.7 million in Q2 2022, reflecting the decrease in commodity prices, partly offset by lower operating and capital expenditures incurred through our NRI.

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the three months ended June 30,
(expressed in millions)	2023	2022	Variance
Costs of stream sales	$43.2	$41.3	$1.9
Mineral production taxes	0.6	0.4	0.2
Mining costs of sales	$43.8	$41.7	$2.1
Energy costs of sales	3.3	3.8	(0.5)
	$47.1	$45.5	$1.6

Costs of sales related to our streams were higher compared to Q2 2022, reflecting the increase in GEOs sold from our streams. Our costs of sales related to our Energy assets decreased compared to Q2 2022, as these include royalties and production taxes which vary based on revenue earned from our Energy assets. Costs of sales incurred in Q2 2023 compared to Q2 2022 are shown below:

Cobre Panama Costs of Sales

Pursuant to our Cobre Panama stream agreements, we were entitled to additional compensation as a result of the delay in the Cobre Panama mine reaching an annual capacity of 58 million tonnes per annum by January 1, 2019. This additional compensation was realized through a reduction of $100 per ounce of the applicable cost per ounce of gold delivered from the streams.

As of the end of Q2 2023, we have received this additional compensation. As such, starting in Q3 2023, our applicable cost per ounce will no longer be reduced by $100 per ounce. Please refer to the Purchase Commitments section on page 26 of this MD&A for further details on the applicable cost per ounce for our streams.

2023 Second Quarter Management’s Discussion and Analysis	14

Depletion and Depreciation

Depletion and depreciation expense totaled $75.1 million in Q2 2023, compared to $69.6 million in Q2 2022. The increase is largely attributable to the depletion expense related to Antapaccay, where GEOs carry a higher depletion rate per ounce, and our Permian and Haynesville assets, where production on a barrel equivalent basis increased when compared to Q2 2022. Depletion expense incurred in Q2 2023 compared to Q2 2022 is shown below:

Income Taxes

Income tax expense was $27.0 million in Q2 2023, compared to $36.7 million in Q2 2022, comprised of a current income tax expense of $20.0 million (Q2 2022 – $30.5 million) and a deferred income tax expense of $7.0 million (Q2 2022 – $6.2 million).

Net Income

Net income for Q2 2023 was $184.5 million, or $0.96 per share, compared to $196.5 million, or $1.03 per share, in Q2 2022. The decrease in net income is primarily attributable to lower GEOs sold and revenue, higher depletion and depreciation expense, higher costs of sales related to our stream GEOs, and higher share-based compensation expenses. These were partly offset by higher finance income earned on our cash balances. Adjusted Net Income was $182.9 million, or $0.95 per share, compared to $195.8 million, or $1.02 per share, earned in Q2 2022. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details on the computation of Adjusted Net Income.

2023 Second Quarter Management’s Discussion and Analysis	15

Review of Year-to-Date Financial Performance

The following table summarizes average commodity prices and average exchange rates during the periods presented.

Average prices and rates		H1 2023	H1 2022	Variance
Gold(1)	($/oz)	$1,933	$1,873	3.2%
Silver(1)	($/oz)	23.37	23.29	0.3%
Platinum(1)	($/oz)	1,011	993	1.8%
Palladium(1)	($/oz)	1,508	2,207	(31.7)%
Iron Ore Fines 62% Fe CFR China	($/tonne)	118	142	(16.9)%

Edmonton Light	(C$/bbl)	97.26	127.01	(23.4)%
West Texas Intermediate	($/bbl)	74.95	101.35	(26.0)%
Henry Hub	($/mcf)	2.54	6.03	(57.9)%

CAD/USD exchange rate(2)		0.7416	0.7866	(5.7)%
1	Based on LBMA PM Fix for gold, platinum and palladium. Based on LBMA Fix for silver.
2	Based on Bank of Canada daily rates.

Revenue and GEOs

Revenue and GEO sales by commodity, geographical location and type of interest for the six months ended June 30, 2023 and 2022 were as follows:

	Gold Equivalent Ounces(1)			Revenue (in millions)
For the six months ended June 30,	2023	2022	Variance	2023	2022	Variance
Commodity
Gold	199,539	202,545	(3,006)	$386.1	$378.2	$7.9
Silver	32,952	40,857	(7,905)	64.0	76.9	(12.9)
PGM	10,780	16,799	(6,019)	21.3	31.5	(10.2)
Precious Metals	243,271	260,201	(16,930)	$471.4	$486.6	$(15.2)
Iron ore	12,182	18,262	(6,080)	$23.2	$33.9	$(10.7)
Other mining assets	3,758	1,885	1,873	7.1	3.5	3.6
Oil	33,921	45,518	(11,597)	64.0	85.2	(21.2)
Gas	15,701	36,081	(20,380)	31.1	67.4	(36.3)
NGL	5,013	7,719	(2,706)	9.4	14.5	(5.1)
Diversified	70,575	109,465	(38,890)	$134.8	$204.5	$(69.7)
	313,846	369,666	(55,820)	$606.2	$691.1	$(84.9)
Geography
South America	95,623	102,268	(6,645)	$185.2	$191.4	$(6.2)
Central America & Mexico	81,406	87,335	(5,929)	157.2	163.7	(6.5)
United States	56,586	86,386	(29,800)	108.1	161.6	(53.5)
Canada	44,620	60,527	(15,907)	86.9	112.4	(25.5)
Rest of World	35,611	33,150	2,461	68.8	62.0	6.8
	313,846	369,666	(55,820)	$606.2	$691.1	$(84.9)
Type
Revenue-based royalties	99,924	135,368	(35,444)	$191.2	$252.2	$(61.0)
Streams	184,966	194,903	(9,937)	358.6	365.5	(6.9)
Profit-based royalties	16,794	28,161	(11,367)	32.5	52.4	(19.9)
Other	12,162	11,234	928	23.9	21.0	2.9
	313,846	369,666	(55,820)	$606.2	$691.1	$(84.9)
1	Refer to Note 1 at the bottom of page 4 of this MD&A for the methodology for calculating GEOs and, for illustrative purposes, to the average commodity price table above for indicative prices which may be used in the calculations of GEOs.

2023 Second Quarter Management’s Discussion and Analysis	16

We earned $606.2 million in revenue in H1 2023, down 12.3% from H1 2022. The decrease in our revenue is primarily attributed to lower oil, gas and iron ore prices when compared to the relative highs of the prior year period, as well as lower GEOs from our Precious Metal assets. We earned 77.8% of our H1 2023 revenue from Precious Metal assets, compared to 70.4% in H1 2022. Geographically, we remain heavily invested in the Americas, with 88.6% of revenue in H1 2023, compared to 91.1% in H1 2022.

We sold 313,846 GEOs in H1 2023, compared to 369,666 GEOs in H1 2022. A comparison of our sources of GEOs in H1 2023 to H1 2022 is shown below:

2023 Second Quarter Management’s Discussion and Analysis	17

Precious Metals

Our Precious Metal assets contributed 243,271 GEOs in H1 2023, down from 260,201 GEOs in H1 2022. The decrease in GEOs from Precious Metal assets compared to the prior year was primarily due to the following:

●	Antamina – We sold 13,394 GEOs in H1 2023, down from 20,354 GEOs in H1 2022. As expected, silver ounces sold decreased in the current period compared to the prior year period reflecting lower than average silver grades. In addition, operations at Antamina were constrained in March and early April 2023 due to logistics issues caused by Cyclone Yaku. The decrease in GEOs also reflects a less favourable silver to GEO conversion ratio when compared to the 2022 period.
●	Guadalupe-Palmarejo – We sold 15,819 GEOs from our Guadalupe-Palmarejo stream in H1 2023, compared to 22,696 GEOs in H1 2022 due to lower production at the mine and a lesser proportion of production being sourced from ground covered by our stream.
●	Stillwater – We earned 6,607 GEOs from Stillwater in H1 2023, compared to 11,632 GEOs in H1 2022. Production at the mine was impacted by an incident that damaged shaft infrastructure in March 2023, which was remediated in April 2023, as well as ongoing operational challenges. In addition, the decrease in GEOs reflects a less favorable PGM to GEO conversion ratio compared to the 2022 period.

The above decreases were partly offset by the following factors:

●	Antapaccay – We sold 29,738 GEOs in H1 2023, compared to 25,773 GEOs in H1 2022. Production at the mine during the period benefited from higher copper grades and recoveries compared to the prior year period. Operations returned to normalized levels in March following the temporary suspension of operations and constrained logistics experienced in Q1 2023.
●	Marigold – We earned 3,802 GEOs from Marigold in H1 2023 compared to 1,471 GEOs in H1 2022. Production at Marigold was higher in Q2 2023 compared to Q2 2022 as a result of mine sequencing. In addition, our GEOs earned were higher than in the prior year period primarily due to mining occurring on higher royalty ground.
●	Musselwhite – We earned 1,472 GEOs in H1 2023, compared to nil in H1 2022. Payments from our NPI, which is net of capital costs, had ceased in 2019 as a result of a fire that occurred at the mine in 2019.

Diversified

Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $134.8 million in revenue in H1 2023, down from $204.5 million in H1 2022, as a result of lower oil, gas and iron ore prices compared to the relative highs of the prior year period. Our Iron Ore assets generated $23.2 million in H1 2023, compared to $33.9 million in H1 2022. Our Energy interests contributed $104.5 million in revenue in H1 2023, compared to $167.1 million in H1 2022. Revenue from our Energy assets in H1 2023 included catch-up royalty payments of approximately $7.0 million related to new wells primarily at our Permian interests, which are not expected to reoccur. When converted to GEOs, Diversified assets contributed 70,575 GEOs in H1 2023, down from 109,465 GEOs in H1 2022. GEOs from our Iron Ore and Energy assets reflect less favorable GEO conversion ratios due to relative changes in commodity prices compared to the prior year period.

Other Mining

●	Vale Royalty – Revenue from Vale was $17.8 million in H1 2023 compared to $26.9 million in H1 2022, primarily due to lower estimated iron ore prices, as well as lagging sales to production, which are expected to normalize in H2 2023.
●	LIORC – LIORC contributed $5.4 million in revenue in H1 2023 compared to $7.0 million in H1 2022. Production at Iron Ore Company of Canada improved in the first five months of H1 2023 relative to the prior year period, but was impacted by a 3.5-week shutdown due to wildfires in Northern Quebec. Iron Ore Company of Canada also reported higher than historical levels of capital expenditures to maintain and upgrade existing infrastructure at the Carol Lake mine.

Energy

●	Marcellus – Revenue from the Marcellus asset, operated by Range Resources, was $14.6 million in H1 2023 compared to $28.4 million in H1 2022. Revenues were impacted by lower NGL and natural gas prices and a slight decrease in production.
●	Haynesville – In H1 2023, we earned $14.6 million in revenue from our Haynesville portfolio, compared to $31.5 million in H1 2022, reflecting the impact of lower natural gas prices.
●	SCOOP/STACK – Royalties from the SCOOP/STACK generated $16.7 million in H1 2023 compared to $27.7 million in H1 2022, reflecting lower realized prices.
●	Permian – Royalties from the Permian Basin contributed $25.4 million in H1 2023 compared to $26.4 million in H1 2022. The current year period includes approximately $7.0 million in catch-up royalty payments related to new wells, which were more than offset by the impact of lower realized prices.
●	Weyburn – Revenue from the Weyburn unit in H1 2023 was $23.1 million compared to $37.1 million in H1 2022, reflecting the decrease in commodity prices, partly offset by lower operating and capital expenditures incurred through our NRI.

2023 Second Quarter Management’s Discussion and Analysis	18

Costs of Sales

The following table provides a breakdown of costs of sales, excluding depletion and depreciation, incurred in the periods presented:

	For the six months ended June 30,
(expressed in millions)	2023	2022	Variance
Costs of stream sales	$78.2	$81.3	$(3.1)
Mineral production taxes	1.0	0.9	0.1
Mining costs of sales	$79.2	$82.2	$(3.0)
Energy costs of sales	6.1	6.9	(0.8)
	$85.3	$89.1	$(3.8)

Costs of sales related to our streams in H1 2023 decreased relative to H1 2022, reflecting the decrease in GEOs sold from our streams. Our costs of sales related to our Energy assets decreased compared to H1 2022, as these include royalties and production taxes which vary based on revenue earned from our Energy assets. Costs of sales incurred in H1 2023 compared to H1 2022 are shown below:

Cobre Panama Costs of Sales

Pursuant to our Cobre Panama stream agreements, we were entitled to additional compensation as a result of the delay in the Cobre Panama mine reaching an annual capacity of 58 million tonnes per annum by January 1, 2019. This additional compensation was realized through a reduction of $100 per ounce of the applicable cost per ounce of gold delivered from the streams.

As of the end of Q2 2023, we have received this additional compensation. As such, starting in Q3 2023, our applicable cost per ounce will no longer be reduced by $100 per ounce. Please refer to the Purchase Commitments section on page 26 of this MD&A for further details on the applicable cost per ounce for our streams.

2023 Second Quarter Management’s Discussion and Analysis	19

Depletion and Depreciation

Depletion and depreciation expense totaled $136.1 million in H1 2023 compared to $144.2 million in H1 2022, reflecting the decrease in GEOs sold in the current period. Depletion expense incurred in H1 2023 compared to H1 2022 is shown below:

Income Taxes

Income tax expense in H1 2023 totaled $54.6 million, compared to $72.7 million in H1 2022, comprised of a current income tax expense of $39.5 million (H1 2022 – $59.5 million) and a deferred income tax expense of $15.1 million (H1 2022 – $13.2 million).

Franco-Nevada is undergoing an audit by the CRA of its 2012-2019 taxation years. Refer to the “Contingencies” section of this MD&A for further details.

Net Income

Net income in H1 2023 was $341.0 million, or $1.78 per share, compared to $378.5 million, or $1.98 per share in H1 2022. The decrease in net income is primarily attributable to lower GEOs sold and revenue, and higher share-based compensation expenses. These were partly offset by a gain of $3.7 million in relation to the Valentine Gold royalty buy-back by Marathon in February 2023, as well as higher finance income earned on our cash balances. Adjusted Net Income, which adjusts for the gain on the Valentine Gold buy-back, was $335.1 million, or $1.75 per share, compared to $373.0 million, or $1.95 per share, earned in H1 2022. Please refer to the “Non-GAAP Financial Measures” section of this MD&A for further details.

General and Administrative and Share-Based Compensation Expenses

The following table provides a breakdown of general and administrative expenses and share-based compensation expenses incurred for the periods presented:

	For the three months ended June 30,			For the six months ended June 30,
(expressed in millions)	2023	2022	Variance	2023	2022	Variance
Salaries and benefits	$2.7	$2.1	$0.6	$5.3	$4.4	$0.9
Professional fees	1.5	0.6	0.9	3.1	2.1	1.0
Filing fees	—	0.5	(0.5)	0.4	0.8	(0.4)
Office costs	0.1	0.1	—	0.3	0.2	0.1
Board of Directors' costs	0.2	0.1	0.1	0.3	0.2	0.1
Other	1.7	2.4	(0.7)	3.0	3.7	(0.7)
General and administrative expenses	$6.2	$5.8	$0.4	$12.4	$11.4	$1.0
Share-based compensation expenses	2.4	—	2.4	5.6	4.3	1.3
	$8.6	$5.8	$2.8	$18.0	$15.7	$2.3

General and administrative and share-based compensation expenses represented 3.0% of our revenue, up from 2.3% in H1 2022. Our general and administrative expenses include business development costs. These costs vary depending upon the level of business development related activity and the timing of completing transactions.

Share-based compensation expenses include expenses related to equity-settled stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”), as well as the mark-to-market gain or loss related to the DSUs. Share-based compensation was higher in H1 2023 than in H1 2022 owing to the higher increase in share price during the period which resulted in a higher mark-to-market adjustment on the DSU liability.

2023 Second Quarter Management’s Discussion and Analysis	20

Other Income and Expenses

Foreign Exchange and Other Income/Expenses

The following table provides a list of foreign exchange and other income/expenses incurred for the periods presented:

	For the three months ended June 30,			For the six months ended June 30,
(expressed in millions)	2023	2022	Variance	2023	2022	Variance
Foreign exchange gain (loss)	$1.8	$(2.2)	$4.0	$3.9	$4.0	$(0.1)
Mark-to-market loss on warrants	(0.1)	—	(0.1)	(0.1)	—	(0.1)
Other income	—	1.8	(1.8)	0.1	1.8	(1.7)
	$1.7	$(0.4)	$2.1	$3.9	$5.8	$(1.9)

The parent company’s functional currency is the Canadian dollar, while the functional currency of certain subsidiaries is the U.S. dollar. Under IFRS, all foreign exchange gains or losses related to monetary assets and liabilities held in a currency other than the functional currency are recorded in net income as opposed to other comprehensive income. In Q2 2023 and H1 2023, the foreign exchange gain is primarily related to our foreign cash balances and a receivable from our Vale Royalty. The receivable is denominated in Brazilian reais and resulted in a net foreign exchange gain when converted to the Canadian dollar.

Finance Income and Finance Expenses

The following table provides a breakdown of finance income and expenses incurred for the periods presented:

	For the three months ended June 30,			For the six months ended June 30,
(expressed in millions)	2023	2022	Variance	2023	2022	Variance
Finance income
Interest	$10.0	$2.8	$7.2	$20.5	$3.5	$17.0
	$10.0	$2.8	$7.2	$20.5	$3.5	$17.0
Finance expenses
Standby charges	$0.6	$0.5	$0.1	$1.2	$1.1	$0.1
Amortization of debt issue costs	0.1	0.3	(0.2)	0.2	0.6	(0.4)
	$0.7	$0.8	$(0.1)	$1.4	$1.7	$(0.3)

Finance income is earned on our cash and cash equivalents. In H1 2022, we also earned interest income on the Noront loan receivable which was repaid in May 2022.

Finance expenses consist of standby charges, which represent the costs of maintaining our credit facility based on the undrawn amounts and the amortization of costs incurred with respect to the initial set-up or subsequent amendments of our credit facility. In H1 2023 and H1 2022, we did not incur interest expense as we have not borrowed any amounts under our credit facility during the periods.

2023 Second Quarter Management’s Discussion and Analysis	21

Summary of Quarterly Information

Selected quarterly financial and statistical information for the most recent eight quarters(1) is set out below:

(in millions, except Average Gold Price, Adjusted EBITDA Margin, GEOs, per GEO amounts and	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
per share amounts)	2023	2023	2022	2022	2022	2022	2021	2021
Revenue	$329.9	$276.3	$320.4	$304.2	$352.3	$338.8	$327.7	$316.3
Costs and expenses(2)	129.4	104.2	131.5	116.0	120.7	126.8	60.6	119.5
Operating income	200.5	172.1	188.9	188.2	231.6	212.0	267.1	196.8
Other income (expenses)	11.0	12.0	6.1	(0.7)	1.6	6.0	(1.5)	(0.6)
Income tax expense	27.0	27.6	30.0	30.4	36.7	36.0	44.7	30.2
Net income	184.5	156.5	165.0	157.1	196.5	182.0	220.9	166.0
Basic earnings per share	$0.96	$0.82	$0.86	$0.82	$1.03	$0.95	$1.16	$0.87
Diluted earnings per share	$0.96	$0.81	$0.86	$0.82	$1.02	$0.95	$1.15	$0.87
Net cash provided by operating activities	$261.9	$209.8	$279.3	$232.3	$257.3	$230.6	$279.0	$206.9
Net cash used in investing activities	(160.6)	(102.6)	(98.2)	(30.9)	(14.8)	(1.6)	(36.4)	(7.1)
Net cash used in financing activities	(56.9)	(56.6)	(43.7)	(49.1)	(48.6)	(47.6)	(46.1)	(47.3)
Average Gold Price(3)	$1,978	$1,889	$1,729	$1,728	$1,872	$1,874	$1,795	$1,789
GEOs sold(4)	168,515	145,331	183,886	176,408	191,052	178,614	182,543	177,578
Cash Costs(5)	$47.1	$38.2	$45.8	$42.0	$45.5	$43.6	$48.4	$42.0
Cash Costs(5) per GEO sold	$280	$263	$249	$238	$238	$244	$265	$237
Adjusted EBITDA(5)	$275.6	$229.4	$262.4	$256.7	$301.2	$286.6	$269.8	$269.8
Adjusted EBITDA(5) per share	$1.44	$1.20	$1.37	$1.34	$1.57	$1.50	$1.41	$1.41
Adjusted EBITDA Margin(5)	83.5%	83.0%	81.9%	84.4%	85.5%	84.6%	82.3%	85.3%
Adjusted Net Income(5)	$182.9	$152.2	$164.9	$159.7	$195.8	$177.2	$163.7	$165.6
Adjusted Net Income(5) per share	$0.95	$0.79	$0.86	$0.83	$1.02	$0.93	$0.86	$0.87
1	Sum of the quarters may not add up to yearly total due to rounding.
2	Includes impairment reversals on royalty, stream and working interests of $75.5 million in Q4 2021.
3	Based on LBMA Gold Price PM Fix.
4	GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets, after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For illustrative purposes, please refer to the average commodity price tables on pages 11 and 16 of this MD&A for indicative prices which may be used in the calculation of GEOs for the three and six months ended June 30, 2023 and 2022, respectively.
5	Cash Costs, Cash Costs per GEO sold, Adjusted EBITDA, Adjusted EBITDA per share, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the “Non-GAAP Financial Measures” section of this MD&A for more information on each non-GAAP financial measure.

2023 Second Quarter Management’s Discussion and Analysis	22

Balance Sheet Review

Summary Balance Sheet and Key Financial Metrics

	At June 30,	At December 31,
(expressed in millions, except debt to equity ratio)	2023	2022
Cash and cash equivalents	$1,295.1	$1,196.5

Current assets	1,503.3	1,383.1
Non-current assets	5,403.9	5,243.7
Total assets	$6,907.2	$6,626.8

Current liabilities	$56.3	$50.2
Non-current liabilities	171.4	159.0
Total liabilities	$227.7	$209.2

Total shareholders’ equity	$6,679.5	$6,417.6

Total common shares outstanding	192.1	191.9
Capital management measures
Available capital	$2,275.8	$2,177.7
Debt-to-equity	—	—

Assets

Total assets were $6,907.2 million as at June 30, 2023 compared to $6,626.8 million as at December 31, 2022. Our non-current asset base is primarily comprised of royalty, stream and working interests, and investments, while our current assets are primarily comprised of cash and cash equivalents and receivables. The increase in assets compared to December 31, 2022 primarily reflects our higher cash and cash equivalents balance and an increase in our royalty, stream and working interests due to our funding of the Tocantinzinho Stream deposit of $183.8 million. Our investments, which are marked-to-market at every period-end, also increased relative to December 31, 2022.

Liabilities

Total liabilities increased compared to December 31, 2022. Total liabilities as at June 30, 2023 are primarily comprised of $52.2 million of accounts payable and accrued liabilities, $4.1 million of current income tax liabilities, and $165.4 million of deferred income tax liabilities.

Shareholders’ Equity

Shareholders’ equity increased by $261.9 million compared to December 31, 2022, reflecting net income of $341.0 million. We also recorded other comprehensive income, net of tax, of $30.9 million. The increase in shareholders’ equity is partially offset by dividends of $130.9 million in H1 2023. Of those dividends, $14.5 million were settled through the issuance of common shares pursuant to the DRIP.

2023 Second Quarter Management’s Discussion and Analysis	23

Liquidity and Capital Resources

Cash flow for the three and six months ended June 30, 2023 and 2022 was as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions)	2023	2022	2023	2022
Net cash provided by operating activities	$261.9	$257.3	$471.7	$487.9
Net cash used in investing activities	(160.6)	(14.8)	(263.2)	(16.4)
Net cash used in financing activities	(56.9)	(48.6)	(113.5)	(96.2)
Effect of exchange rate changes on cash and cash equivalents	2.3	(6.0)	3.6	(4.0)
Net change in cash and cash equivalents	$46.7	$187.9	$98.6	$371.3

Operating Cash Flow

Net cash provided by operating activities was $261.9 million in Q2 2023 (Q2 2022 – $257.3 million). Operating cash flow in Q2 2023 was higher compared to the same period in 2022 due to changes in non-cash working capital and an increase in finance income, partially offset by a decrease in revenue. Also reflected in operating cash flow are cash flows related to gold bullion we received as settlement for certain of our royalties.

For H1 2023, net cash provided by operating activities was $471.7 million (H1 2022–$487.9 million). Operating cash flow was lower due to a decrease in GEOs and revenues compared to H1 2022, partially offset by a decrease in income taxes paid, changes in other assets and non-cash working capital and an increase in finance income.

Investing Activities

Net cash used in investing activities was $160.6 million in Q2 2023 (Q2 2022 – $14.8 million) and primarily consisted of the funding of the Tocantinzinho Stream deposit of $93.1 million, the acquisitions of the additional royalty on Valentine Gold for $45.0 million, the royalty on Kerr-Addison for $10.0 million, the additional royalty on Caserones for $7.3 million and the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $2.8 million. Comparatively, investing activities in Q2 2022 primarily consisted of the acquisition of the Caserones royalty of $37.4 million, shares of EMX for $10.0 million, the Castle Mountain royalty for $6.0 million and funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $1.8 million, partially offset by the Noront loan repayment of $42.7 million.

For H1 2023, net cash used in investing activities was $263.2 million (H1 2022 - $16.4 million) and primarily consisted of the funding of the Tocantinzinho Stream deposit of $183.8 million, the acquisition of the additional royalty on Valentine Gold for $45.0 million, the royalty on Kerr-Addison for $10.0 million, and the additional royalty on Caserones for $9.4 million, cash paid on the closing of the acquisition of the portfolio of royalties from Trident for $14.5 million and the funding of our share of royalty acquisitions through the Royalty Acquisition Venture with Continental of $4.5 million. We also received $7.0 million from Marathon for the buy-back of 0.5% of the 2.0% NSR on the Valentine Gold project. Comparatively, in H1 2022, investing activities consisted of the acquisition of the Caserones royalty for $37.4 million, shares of EMX for $10.0 million, and the Castle Mountain royalty for $6.0 million and the funding of our share of acquisitions through the Royalty Acquisition Venture with Continental. These cash outlays were partially offset by the receipt of $42.7 million as repayment of our loan to Noront.

Financing Activities

For Q2 2023, net cash used by financing activities was $56.9 million (Q2 2022 – $48.6 million), primarily reflecting the payment of dividends. In Q2 2023, we also received $1.7 million in proceeds from the exercise of stock options.

For H1 2023, net cash used by financing activities was $113.5 million (H1 2022 - $96.2 million), primarily reflecting the payments of dividends.

Capital Resources

Our cash and cash equivalents totaled $1,295.1 million as at June 30, 2023 (December 31, 2022 – $1,196.5 million). In addition, we held investments of $232.3 million as at June 30, 2023 (December 31, 2022 – investments of $227.2 million), of which $225.8 million was held in publicly-traded equity instruments (December 31, 2022 – $220.8 million). Of the $225.8 million held in publicly-traded equity instruments, $148.6 million relates to our holdings of LIORC (December 31, 2022 – $157.0 million).

As at the date of this MD&A, we have one revolving credit facility available. The Corporate Revolver is a $1.0 billion unsecured, revolving credit facility which has a term maturing August 15, 2027. Advances under the Corporate Revolver bear interest depending upon the currency of the advance and Franco-Nevada’s leverage ratio as referenced in Note 11 (a) of our 2022 audited consolidated financial statements. As at June 30, 2023, while we have no amounts outstanding against the Corporate Revolver, we have three standby letters of credit in the amount of $19.3 million (C$25.5 million) in relation to the audit by the CRA, as referenced in the “Contingencies” section of this MD&A. These standby letters of credit reduce the available balance under the Corporate Revolver. As at August 8, 2023, we have a total of $980.7 million available under the Corporate Revolver.

2023 Second Quarter Management’s Discussion and Analysis	24

Management’s objectives when managing capital are:

(a)	when capital is not being used for long-term investments, ensure its preservation and availability by investing in low-risk investments with high liquidity; and
(b)	to ensure that adequate levels of capital are maintained to meet Franco-Nevada’s operating requirements and other current liabilities.

As at June 30, 2023, our cash and cash equivalents are held in cash and term deposits with several financial institutions. Certain investments with maturities upon acquisition of 3 months, or 92 days or less, were classified as term deposits within cash and cash equivalents on the statement of financial position.

Our performance is impacted by foreign currency fluctuations of the Canadian dollar and Australian dollar relative to the U.S. dollar. The largest exposure is with respect to the Canadian/U.S. dollar exchange rates as we hold a significant amount of our assets in Canada and report our results in U.S. dollars. The effect of volatility in these currencies against the U.S. dollar impacts our general and administrative expenses and depletion of our royalty, stream and working interests incurred in our Canadian and Australian entities due to their respective functional currencies. During Q2 2023, Canadian dollar traded in a range of $0.7338 to $0.7604, ending at $0.7553, and the Australian dollar traded between $0.6489 and $0.6874, ending at $0.6639.

Our near-term cash requirements include our funding commitments towards the Tocantinzinho Stream and Term Loan, the Royalty Acquisition Venture with Continental, commitments for contingent payments under various royalty purchase agreements, various costs under our environmental and social initiatives, corporate administration costs, certain costs of operations, payment of dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. As a royalty and stream company, we are subject to limited requirements for capital expenditures other than for the acquisition of additional royalties or streams and capital commitments for our working interests. Such acquisitions are entirely discretionary and will be consummated through the use of cash, as available, or through the issuance of common shares or other equity or debt securities, or the use of our credit facility. We believe that our current cash resources, available credit facility, and future cash flows will be sufficient to cover the costs of our commitments, operating and administrative expenses, and dividend payments for the foreseeable future.

2023 Second Quarter Management’s Discussion and Analysis	25

Purchase Commitments

The following table summarizes Franco-Nevada’s commitments to pay for gold, silver and PGM pursuant to the associated precious metal agreements as at June 30, 2023:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	—%		22.5	% (4)	—%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	—%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	—%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	—%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	—%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	—%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Guadalupe-Palmarejo	50%		—%		—%	$800		n/a		n/a	40 years		2-Oct-14
Karma	4.875%		—%		—%	20	% (23)	n/a		n/a	40 years		11-Aug-14
Sabodala	—	% (24)	—%		—%	20	% (25)	n/a		n/a	40 years		25-Sep-20
MWS	25%		—%		—%	$400		n/a		n/a	40 years	(26)	2-Mar-12
Sudbury(27)	50%		—%		50%	$400		n/a		$400	40 years		15-Jul-08
Tocantinzinho	12.5	% (28)	—%		—%	20	% (29)	n/a		n/a	40 years		18-Jul-22
Cooke 4	7.0%		—%		—%	$400		n/a		n/a	40 years		5-Nov-09

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, Sabodala and Tocantinzinho.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce, subject to an annual inflationary adjustment. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable fixed gold price of $100 per ounce until the end of Q2 2023.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce, subject to an annual inflationary adjustment.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada received a reduction of the applicable floating gold price of $100 per ounce until the end of Q2 2023.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Purchase price is 20% of the average gold price at the time of delivery.
24	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
25	Purchase price is 20% of prevailing market price at the time of delivery.
26	Agreement is capped at 312,500 ounces of gold.
27	Franco-Nevada is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.
28	Percentage decrease to 7.5% after 300,000 ounces of gold have been delivered under the agreement.
29	Purchase price is 20% of the spot price of gold at the time of delivery.

2023 Second Quarter Management’s Discussion and Analysis	26

Capital Commitments

As at June 30, 2023, we have the following capital commitments: (i) $66.2 million and $75.0 million in connection with the Stream and Term Loan, respectively, for the Tocantinzinho project, (ii) $73.5 million for our share of the acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental Resources, and (iii) up to $5.5 million for the joint acquisition of newly created precious metals and copper royalties sourced by EMX. Refer to the “Corporate Developments” section for further details.

We also have commitments for contingent payments in relation to various royalty agreements, as follows: (i) $12.5 million in relation to our Copper World 0.585% NSR acquired in November 2021, (ii) $8.0 million in relation to our Rio Baker (Salares Norte) royalty, (iii) $1.1 million (C$1.5 million) in relation to our Eskay Creek royalty, and (iv) $1.3 million in relation to our Rebecca royalty.

Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2019 taxation years.

Settlement of Domestic and FAPI Reassessments

In prior years, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 through 2017 taxation years (the “Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. This resulted in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $15.1 million (C$19.9 million) (after applying available non-capital losses and other deductions) plus interest and penalties.

In addition, in a prior year, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments”) in relation to its Barbadian subsidiary. The FAPI Reassessments asserted that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments resulted in additional Federal and provincial income taxes of $5.8 million (C$7.7 million) plus interest and penalties.

On April 28, 2023, the Company reached a settlement with the CRA in respect of the Domestic and FAPI Reassessments, which provide for these reassessments to be vacated entirely on a without-cost basis. Under the settlement, the CRA accepts the manner in which the Company deducts upfront payments made in connection with precious metal stream agreements for Canadian tax purposes. This would result in no FAPI in 2012 and 2013 as computed under Canadian tax law. While the settlement of the Domestic Reassessment only addresses the taxation years that were reassessed (2014-2017), the Company’s expectation is that the manner in which it deducts upfront payments made in connection with precious metal stream agreements for Canadian tax purposes will now be accepted by the CRA for the subsequent years.

The Company had posted security in cash for 50% of the reassessed amounts under the Domestic and FAPI Reassessments and expects this amount totaling $13.9 million (C$17.7 million), as referenced in Note 8 of the financial statements, to be fully recovered.

2023 Second Quarter Management’s Discussion and Analysis	27

Transfer Pricing Reassessments

The Company has received reassessments from the CRA made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”). The following table provides a summary of the CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Transfer Pricing (Mexico)

Transfer pricing provisions in the Act apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015, 2016

For 2013-2016:

Tax: $22.7 (C$29.9)

Transfer pricing penalties: $7.8 (C$10.3) for 2013-2015; $1.3 (C$1.7) for 2016 under review

Interest and other penalties: $12.9 (C$17.0)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015, 2016, 2017

For 2014-2017:

Tax: $35.2 (C$46.5)

Transfer pricing penalties: $1.9 (C$2.5) for 2014-2015; $11.4 (C$15.1) for 2016-2017 under review

Interest and other penalties: $12.9 (C$17.1)

If the CRA were to reassess the 2018-2022 taxation years on the same basis:

Tax: $221.8 (C$293.7)

Transfer pricing penalties: $83.7 (C$110.9)

Interest and other penalties: $33.5 (C$44.2)

a)	Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) and for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, collectively with the 2013 Reassessment, the “2013-2015 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $19.2 million (C$25.3 million) plus estimated interest (calculated to June 30, 2023) and other penalties of $11.6 million (C$15.3 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $7.8 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

In December 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Reassessment”) on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.5 million (C$4.6 million) plus estimated interest (calculated to June 30, 2023) and other penalties of $1.3 million (C$1.7 million) but before any relief under the Canada-Mexico tax treaty.

The 2016 Reassessment did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amount would be approximately $1.3 million (C$1.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements. The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

b)	Barbados (2014-2017)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the

2023 Second Quarter Management’s Discussion and Analysis	28

Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.1 million (C$6.7 million) plus estimated interest (calculated to June 30, 2023) and other penalties of $2.9 million (C$3.8 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 9 of the financial statements.

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $1.9 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 8 of the financial statements. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

In December 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the “2017 Reassessment”, collectively with the 2016 Reassessment, the “2016 and 2017 Reassessments”) that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $30.1 million (C$39.8 million) plus estimated interest (calculated to June 30, 2023) and other penalties of $10.0 million (C$13.3 million). The 2016 and 2017 Reassessments (collectively with the 2013-2015 Reassessments, the “Transfer Pricing Reassessments”) did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $11.4 million (C$15.1 million). The Company has filed formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 8 of the financial statements.

If the CRA were to reassess the Company for taxation years 2018 through 2022 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $221.8 million (C$293.7 million), transfer pricing penalties of approximately $83.7 million (C$110.9 million) plus interest (calculated to June 30, 2023) and other penalties of approximately $33.5 million (C$44.2 million).

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Transfer Pricing Reassessments, or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Transfer Pricing Reassessments are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

Our significant accounting policies and estimates are disclosed in Note 2 and 3 of our 2022 audited consolidated financial statements.

New and Amended Accounting Standards

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12, Income Taxes

On May 23, 2023, the IASB issued International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12. The amendments introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules, and disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation.

The temporary exception from recognition and disclosure of information about deferred taxes and the requirement to disclose the application of the exception, apply immediately and retrospectively upon issue of the amendments. The disclosure of the current tax expense related to Pillar Two income taxes and the disclosures in relation to periods before the legislation is effective are required

2023 Second Quarter Management’s Discussion and Analysis	29

for annual reporting periods beginning on or after January 1, 2023, but are not required for any interim period ending on or before December 31, 2023.

The Company is assessing the impact of the amendments on its consolidated financial statements.

Risks and Uncertainties

Additional information related to Franco-Nevada, including our Annual Information Form and Form 40-F, are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively. These documents contain descriptions of certain of Franco-Nevada’s producing and advanced royalty and stream assets, as well as a description of risk factors affecting the Company.

Changes in tax legislation or accounting rules could affect the profitability of Franco-Nevada

Canada, together with approximately 140 other countries comprising the OECD/G20 Inclusive Framework on BEPS (Base Erosion and Profit Shifting), agreed to in principle in 2021, certain base erosion tax initiatives, including the introduction of a 15% global minimum tax (“Pillar Two”) that applies to large multinational enterprise groups with global consolidated revenues over €750 million.

On March 28, 2023, the Government of Canada reaffirmed its intention to implement Pillar Two effective for fiscal years that begin on or after December 31, 2023.  Subsequent to the quarter-end, on August 4, 2023, the government released for consultation draft legislation, which is intended to closely follow the detailed model rules, commentary, and administrative guidance agreed to by the Inclusive Framework. Management has been evaluating the Pillar Two proposals, and is reviewing the Canadian draft legislation and assessing the impact to the Company.

If the rules are enacted or substantively enacted, it could result in Franco-Nevada’s profits being subject to additional taxation.

Changes to, or differing interpretation of, taxation laws or regulations in any of Canada, the United States, Mexico, Barbados, Australia, Chile, Peru, Brazil or any of the countries in which Franco-Nevada’s assets or relevant contracting parties are located could result in some or all of Franco-Nevada’s profits being subject to additional taxation. No assurance can be given that new taxation rules or accounting policies will not be enacted or that existing rules will not be applied in a manner which could result in Franco-Nevada’s profits being subject to additional taxation or which could otherwise have a material adverse effect on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada securities. In addition, the introduction of new tax rules or accounting policies, or changes to, or differing interpretations of, or application of, existing tax rules or accounting policies could make royalties, streams or other investments by Franco-Nevada less profitable to Franco-Nevada and/or less attractive to counterparties. Such changes could adversely affect Franco-Nevada’s after-tax income and/or its ability to acquire new assets or make future investments.

Outstanding Share Data

Franco-Nevada is authorized to issue an unlimited number of common and preferred shares. A detailed description of the rights, privileges, restrictions and conditions attached to each class of authorized shares is included in our most recent Annual Information Form, a copy of which can be found on SEDAR+ at www.sedarplus.ca and in our Form 40-F, a copy of which can be found on EDGAR at www.sec.gov.

As of August 8, 2023, the number of common shares outstanding or issuable pursuant to other outstanding securities is as follows:

Common Shares	Number
Outstanding	192,055,603
Issuable upon exercise of Franco-Nevada options(1)	663,653
Issuable upon vesting of Franco-Nevada RSUs	102,104
Diluted common shares	192,821,360
1	There were 663,653 stock options under our share compensation plan outstanding to directors, officers, employees and others with exercise prices ranging from C$40.87 to C$194.65 per share.

During the six months ended June 30, 2023, we did not issue or have outstanding any preferred shares.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining Franco-Nevada’s internal control over financial reporting and other financial disclosure and our disclosure controls and procedures.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Franco-Nevada’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Franco-Nevada; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Franco-Nevada are being made only in accordance with authorizations of management and directors of Franco-Nevada; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Franco-Nevada’s assets that could have a material effect on Franco-Nevada’s financial statements. Internal control over other financial disclosure is a process designed to ensure

2023 Second Quarter Management’s Discussion and Analysis	30

that other financial information included in this MD&A, fairly represents in all material respects the financial condition, results of operations and cash flows of Franco-Nevada for the periods presented in this MD&A.

Franco-Nevada’s disclosure controls and procedures are designed to provide reasonable assurance that material information relating to Franco-Nevada, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this MD&A is prepared and that information required to be disclosed by Franco-Nevada in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Due to its inherent limitations, internal control over financial reporting and other financial disclosure may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.

For the three and six months ended June 30, 2023, there has been no change in Franco-Nevada’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Franco-Nevada’s internal control over financial reporting.

Non-GAAP Financial Measures

Cash Costs and Cash Costs per GEO

Cash Costs and Cash Costs per GEO sold are non-GAAP financial measures. Cash Costs is defined by Franco-Nevada as total costs of sales less depletion and depreciation expense. Cash Costs per GEO sold are calculated by dividing Cash Costs by the number of GEOs sold in the period, excluding prepaid GEOs.

Management uses Cash Costs and Cash Costs per GEO sold to evaluate Franco-Nevada’s ability to generate positive cash flow from its royalty, stream and working interests. Management and certain investors also use this information to evaluate Franco-Nevada’s performance relative to peers in the mining industry who present this measure on a similar basis. Cash Costs and Cash Costs per GEO are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Cash Costs and Cash Costs per GEO sold:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per GEO amounts)	2023	2022	2023	2022
Total costs of sales	$122.2	$115.1	$221.4	$233.3
Depletion and depreciation	(75.1)	(69.6)	(136.1)	(144.2)
Cash Costs	$47.1	$45.5	$85.3	$89.1
GEOs	168,515	191,052	313,846	369,666
Cash Costs per GEO sold	$280	$238	$272	$241

Adjusted EBITDA and Adjusted EBITDA per Share

Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and earnings (loss) per share (“EPS”):

●	Income tax expense/recovery;
●	Finance expenses;
●	Finance income;
●	Depletion and depreciation;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Foreign exchange gains/losses and other income/expenses; and
●	Unusual non-recurring items.

Management uses Adjusted EBITDA and Adjusted EBITDA per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as net income and EPS, our investors and analysts use Adjusted EBITDA and Adjusted EBITDA per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance, with the exception of depletion and depreciation expense. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted EBITDA and Adjusted

2023 Second Quarter Management’s Discussion and Analysis	31

EBITDA per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted EBITDA and Adjusted EBITDA per share are only intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted EBITDA:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2023	2022	2023	2022
Net income	$184.5	$196.5	$341.0	$378.5
Income tax expense	27.0	36.7	54.6	72.7
Finance expenses	0.7	0.8	1.4	1.7
Finance income	(10.0)	(2.8)	(20.5)	(3.5)
Depletion and depreciation	75.1	69.6	136.1	144.2
Gain on sale of royalty interest	—	—	(3.7)	—
Foreign exchange (gain) loss and other (income) expenses	(1.7)	0.4	(3.9)	(5.8)
Adjusted EBITDA	$275.6	$301.2	$505.0	$587.8
Basic weighted average shares outstanding	191.9	191.5	191.9	191.4

Basic earnings per share	$0.96	$1.03	$1.78	$1.98
Income tax expense	0.14	0.19	0.28	0.38
Finance expenses	—	—	0.01	0.01
Finance income	(0.05)	(0.01)	(0.11)	(0.02)
Depletion and depreciation	0.39	0.36	0.71	0.75
Gain on sale of royalty interest	—	—	(0.02)	—
Foreign exchange (gain) loss and other (income) expenses	—	—	(0.02)	(0.03)
Adjusted EBITDA per share	$1.44	$1.57	$2.63	$3.07

Adjusted EBITDA Margin

Adjusted EBITDA Margin is a non-GAAP ratio which is defined by Franco-Nevada as Adjusted EBITDA divided by revenue. Franco-Nevada uses Adjusted EBITDA Margin in its annual incentive compensation process to evaluate management’s performance in increasing revenue and containing costs. Management believes that in addition to measures prepared in accordance with IFRS, our investors and analysts use Adjusted EBITDA Margin to evaluate the Company’s ability to contain costs relative to revenue. Adjusted EBITDA Margin is intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. It does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Calculation of Adjusted EBITDA Margin:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except Adjusted EBITDA Margin)	2023	2022	2023	2022
Adjusted EBITDA	$275.6	$301.2	$505.0	$587.8
Revenue	329.9	352.3	606.2	691.1
Adjusted EBITDA Margin	83.5%	85.5%	83.3%	85.1%

Adjusted Net Income and Adjusted Net Income per Share

Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which is defined by Franco-Nevada by excluding the following from net income (loss) and EPS:

●	Foreign exchange gains/losses and other income/expenses;
●	Impairment charges and reversals related to royalty, stream and working interests;
●	Impairment of investments;
●	Gains/losses on sale of royalty, stream and working interests;
●	Gains/losses on investments;
●	Unusual non-recurring items; and
●	Impact of income taxes on these items.

2023 Second Quarter Management’s Discussion and Analysis	32

Management uses Adjusted Net Income and Adjusted Net Income per share to evaluate the underlying operating performance of Franco-Nevada as a whole for the reporting periods presented, to assist with the planning and forecasting of future operating results, and to supplement information in its financial statements. Management believes that in addition to measures prepared in accordance with IFRS such as net income and EPS, our investors and analysts use Adjusted Net Income and Adjusted Net Income per share to evaluate the results of the underlying business of Franco-Nevada, particularly since the excluded items are typically not included in our guidance. While the adjustments to net income and EPS in these measures include items that are both recurring and non-recurring, management believes that Adjusted Net Income and Adjusted Net Income per share are useful measures of Franco-Nevada’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results. Adjusted Net Income and Adjusted Net Income per share are intended to provide additional information to investors and analysts and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. They do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.

Reconciliation of Net Income to Adjusted Net Income:

	For the three months ended		For the six months ended
	June 30,		June 30,
(expressed in millions, except per share amounts)	2023	2022	2023	2022
Net income	$184.5	$196.5	$341.0	$378.5
Gain on sale of royalty interest	—	—	(3.7)	—
Foreign exchange (gain) loss and other (income) expenses	(1.7)	0.4	(3.9)	(5.8)
Finance income related to repayment of Noront Loan	—	(2.2)	—	(2.2)
Tax effect of adjustments	0.1	1.1	1.7	2.5
Adjusted Net Income	$182.9	$195.8	$335.1	$373.0
Basic weighted average shares outstanding	191.9	191.5	191.9	191.4

Basic earnings per share	$0.96	$1.03	$1.78	$1.98
Gain on sale of royalty interest	—	—	(0.02)	—
Foreign exchange (gain) loss and other (income) expenses	(0.01)	—	(0.02)	(0.03)
Finance income related to repayment of Noront Loan	—	(0.01)	—	(0.01)
Tax effect of adjustments	—	—	0.01	0.01
Adjusted Net Income per share	$0.95	$1.02	$1.75	$1.95

2023 Second Quarter Management’s Discussion and Analysis	33

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral resource and mineral reserve estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the CRA, the expected exposure for current and future tax assessments and available remedies, obtaining all required Panamanian approvals for the Refreshed Concession Contract with the GOP for the Cobre Panama mine and the terms of the Refreshed Concession Contract. In addition, statements relating to resources and reserves, GEOs or mine life are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such resources and reserves, GEOs or mine life will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the resources and reserves contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, sinkholes, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus); and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedarplus.ca and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this MD&A only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

2023 Second Quarter Management’s Discussion and Analysis	34

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